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17009117

SEC FILE NUMBER
8- 67576

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2017
Washington DC
414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Drexel Hamilton, LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Walnut Street Suite 670 W
(No. and Street)

Philadelphia (City) PA (State) 19106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T.A. Pawluk (212) 632-0417
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

Two Logan Square, Suite 2001 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RS

OATH OR AFFIRMATION

I, John T. A. Pawluk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drexel Hamilton, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Notary Public

J LYNN ORENSTEIN
Notary Public - State of New York
NO. 01OR633 354
Qualified in New York County
My Commission Expires Feb. 2? 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION

PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2016

DREXEL HAMILTON, LLC

TABLE OF CONTENTS

December 31, 2016

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Drexel Hamilton, LLC

We have audited the accompanying statement of financial condition of Drexel Hamilton, LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Drexel Hamilton, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 27, 2017

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$ 697,620
Receivable from clearing brokers	4,795,768
Receivables from customers	663,713
Receivables from non-customers	135,653
Property and equipment, net	227,392
Secured demand note	1,400,000
Other assets	375,986
Total assets	$ 8,296,132

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 1,468,285
Income tax payable	744,139
Deferred tax liability	23,000
Total liabilities	2,235,424
SUBORDINATED BORROWINGS	3,875,000
MEMBER'S EQUITY	2,185,708
Total liabilities and member's equity	$ 8,296,132

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Drexel Hamilton, LLC (the ***"Company"***), a Pennsylvania limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the ***"SEC"***) and licensed by the Financial Industry Regulatory Authority (***"FINRA"***). The Company is solely owned by Drexel Hamilton Financial, Inc., the managing member. The Company is engaged in a single line of business as a securities broker-dealer. The Company is an introducing broker and clears all transactions through Goldman Sachs Execution & Clearing, LP and Pershing, LLC on a fully disclosed basis. The Company was formed in Pennsylvania on December 13, 2006. The Company's registration with the SEC was effective September 26, 2007.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (***"GAAP"***) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from commissions receivable. The Company generally does not require collateral or other security from its customers.

Receivables from Customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management will provide for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. An allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest.

Property and Equipment

Property and equipment are recorded at historical cost when acquired. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5-7 years

Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. During 2016, there were no retirements or sales of property and equipment.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is a limited liability company (LLC) and a wholly-owned subsidiary of Drexel Hamilton Financial, Inc. (C-Corporation).

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards, and temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company accounts for uncertain tax position using the accounting standard on accounting for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition.

(2) RECEIVABLE SOLD WITHOUT RECOURSE

The Company has sold accounts receivable without recourse to a financing company. The financing company retains portions of the proceeds from the receivable sales as reserves, which are released to the Company as the accounts are repaid. The outstanding reserve balance with the financing company at December 31, 2016 was $135,653.

(3) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2016:

Property and equipment	$	807,205
Less: accumulated depreciation and amortization		(579,813)
Property and equipment, net	$	227,392

(4) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements at December 31, 2016 are as follows:

Subordinated note, 5.75%, due March 27, 2017	$	1,750,000
Subordinated note to related party, 6%, due August 31, 2018 (contains automatic renewal provision)		625,000
Subordinated note, 6%, due April 29, 2017 (contains automatic renewal provision)		100,000
Subordinated note, 1%, due May 20, 2017 (contains automatic renewal provision)		1,400,000
	$	3,875,000

In May 2016, the Company executed a subordinated loan of $1,400,000, secured through a pledge of securities and related secured demand note. The securities pledged are collateral for the subordinated loan. As of December 31, 2016, the pledged securities had a market value of $2,441,210. Should the value of the securities decline below $1,400,000, the Company will accordingly reduce the value of the subordinated loan.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair market value of subordinated borrowings is $3,875,000.

(5) OFF-BALANCE SHEET RISK

Pursuant to clearing agreements the Company introduces all of its securities transactions to two clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. As of December 31, 2016 the Company has total cash deposits with clearing organizations in the amount of $100,000, and is included in "Other assets" on the Statement of Financial Condition.

(6) COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space throughout the United States, under separate lease agreements expiring through March, 2021. Future minimum payments under these leases are $707,333 in 2017, $623,215 in 2018, $567,057 in 2019, $518,425 in 2020 and $129,606 thereafter.

The Company holds a sublease with a sub-tenant for $10,000 per month, terminating December 31, 2016, paying $11,000 on a month to month basis thereafter, with the expectation that it will sign a new lease through December 31, 2017.

(7) EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $ 100,000 or 6-2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $5,057,008, which was $4,931,758 in excess of the net capital requirement of $125,250.

(9) INCOME TAXES

Deferred tax assets and liabilities at December 31, 2016 consist of the tax effect of temporary differences in the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes of the following:

Liabilities		
Property and equipment	$	23,000
Deferred tax liability	$	23,000

The Company is treated as a disregarded entity for tax purposes and is included in the tax return of its parent. Income tax expense in the Company's income statement has been allocated on a pro-rata basis based on its income.

(10) RELATED PARTY TRANSACTIONS

The Company entered into a consulting agreement with a member of the board of directors of Drexel Hamilton Financial, Inc.

(11) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on February 27, 2017. No material subsequent events have occurred since December 31, 2016 that required recognition or disclosure in our current period financial statements.